UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

AsiaStrategy (formerly Top Win International Limited) (Nasdaq: SORA), a Cayman Islands exempted company (the “Company”), today announced that Asia Strategy Partners LLC, a Delaware limited liability company managed by its sole manager SORA Ventures, a related party of the Company, has subscribed for 46,241,995 new ordinary shares and purchased from certain sellers 11,473,850 ordinary shares of SGA Co., Ltd (049470.KQ), a Korean company listed on Kosdaq. Following the completion of such acquisition, Asia Strategy Partners LLC will hold approximately 49.03% of the total ordinary shares of SGA Co., Ltd. Previously, the Company had made a portfolio investment amount of approximately US$4 million, which with other fees amount to approximately US$4.3 million to Asia Strategy Partners LLC. The portfolio investment of the Company represents 9.93% of shareholdings in Asia Strategy Partners LLC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Director and Co-Chief Executive Officer

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